EXHIBIT 12.1

PUBLIC SERVICE ELECTRIC AND GAS COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Plus Preferred Security Dividend Requirements

	Six Months Ended		Years Ended
	June 30,		December 31,
	2016	2015	2015	2014	2013	2012	2011
	(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):
Pre-tax Income from Continuing Operations	$690	$670	$1,257	$1,174	$993	$835	$861
Fixed Charges	154	148	306	303	316	314	319
Capitalized Interest	(7)	(8)	(17)	(16)	(16)	(13)	(4)
Total Earnings	$837	$810	$1,546	$1,461	$1,293	$1,136	$1,176
Fixed Charges as Defined in Regulation S-K (B)
Interest Expense	$149	$144	$297	$293	$309	$308	$314
Interest Factor in Rentals	5	4	9	10	7	6	5
Total Fixed Charges	$154	$148	$306	$303	$316	$314	$319

Ratio of Earnings to Fixed Charges	5.44	5.47	5.05	4.82	4.09	3.62	3.69

(A)
The term "earnings" shall be defined as pre-tax income from continuing operations. Add to pre-tax income the amount of fixed charges adjusted to exclude the amount of any interest capitalized during the period.

(B)
Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) preferred securities dividend requirements of majority owned subsidiaries and preferred stock dividends, increased to reflect the pre-tax earnings requirement for PSE&G. There were no preferred stock dividend requirements for any period presented.